Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:         Conoco Inc.
                                    Commission File No.:     001-14521

                                    Subject Company:         Phillips
                                                             Petroleum Company
                                    Commission File No.:     001-00720

Set forth below are questions and answers relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company that have been posted on the Conoco intranet website, called Pathfinder.

Q -- It has been widely acknowledged that workforce reductions will occur due to the merger. Why has the decision been made to not offer an enhanced severance package?

A -- The Conoco Severance Pay Plan was enhanced in September 2000 to increase benefits and to include a minimum benefit. The improvements placed the Conoco Severance Pay Plan in the upper quartile when compared to our frame-of-reference companies.
John King, Manager,
H.R. Leveraged Services

Q -- Are union-represented employees eligible for the Conoco Severance Pay
Plan?

A -- Union-represented employees do not receive benefits under the Conoco Severance Pay Plan. Any severance benefits for union-represented employees will be governed by provisions contained in their respective collective bargaining agreements.
John King,
Manager, H.R. Leveraged Services

Q -- In the Transaction Summary submitted for the ConocoPhillips merger, there is a 2002 pro forma financial statement that shows total assets as being $10.8 billion more as a combined company versus the sum of the individual companies, how is this accounted for?

A -- Purchase Accounting requires a write-up of the net assets of Conoco ($6 billion) to the market value of the ConocoPhillips stock to be issued to Conoco stockholders ($16 billion). This $10 billion increases the equity and the total assets of the combined company.
David Welch,
Vice President, Controller and Principal Accounting Officer

Q -- Will the merger of Conoco and Phillips have any impact on the timing of the implementation of SAP for Upstream?

A -- Our current implementation plans reflect no change in delivery of an interdependent and leveraged U.S. SAP infrastructure by July 2002. This includes establishing common, U.S.-wide, business processes (initially defined as Finance, H.R., Maintenance and Sourcing).

However, in association with the announced Conoco / Phillips merger, a significant component of the Conoco Phillips Transition Team will be focused on systems and there may be issues that arise between the two companies that will require us to be flexible and willing to change our plans during our delivery of the SAP Upstream U.S. model. When and where these changes manifest themselves, we must be able to quickly make adjustments to provide the most advantageous solutions to the opportunities that face us at that time.

Regardless of any changes that may occur, we remain committed to delivering SAP to Upstream U.S.
Kevin L. Vogel
U.S. Business Process and SAP Integration Manager


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ADDITIONAL INFORMATION
     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.


              CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE
           HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
                              REFORM ACT OF 1995
         This question and answer list contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this question and answer list include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

         In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses




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generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.